SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015
_______________________

BioLineRx Ltd.
(Translation of Registrant’s name into English)
_______________________

P.O. Box 45158
19 Hartum Street
Jerusalem 91450, Israel
(Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

On May 18, 2015, the Registrant will issue a press release announcing its financial results for the three months ended March 31, 2015. The Registrant is also publishing its unaudited interim consolidated financial statements, as well as its operating and financial review, as of March 31, 2015, and for the three months then ended. Attached hereto are the following exhibits:

Exhibit 1: Registrant’s press release dated May 18, 2015;

Exhibit 2: Registrant’s condensed consolidated interim financial statements as of March 31, 2015, and for the three months then ended;

Exhibit 3: Registrant’s operating and financial review as of March 31, 2015, and for the three months then ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip Serlin
Philip Serlin
Chief Financial and Operating Officer

Dated: May 18, 2015